AM 3/18/2002

02019411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 04 2002

SEC FILE NUMBER
8-39924

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Francis P. Maglio & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Broad Street

(No. and Street)

New York, New York 10005

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory J. Trimboli 212-425-5048

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caputo & Boncardo, CPAs P.C.

(Name — *if individual, state last, first, middle name*)

538 Westchester Avenue Rye Brook, New York 10573

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/20/02 SS

OATH OR AFFIRMATION

I, Joseph N. Cangemi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Francis P. Maglio & Co., Inc., as of December 31, ~~19~~XXX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Director

Title

Notary Public

LINDA MACCARDY
Notary Public, State of New York
No. 01MA5089001
Qualified in Richmond County
Commission Expires December 8, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Francis P. Maglio & Co., Inc.
Member New York Stock Exchange, Inc.
20 BROAD STREET • NEW YORK, NY 10005

February 15, 2002

We swear or affirm that to the best of our knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Francis P. Maglio & Co., Inc., as of December 31, 2001 are true and correct. We further swear or affirm that neither the Company nor any partner, proprietor, principle officer, or director has any proprietary interest in any account classified as that of a customer.

Joseph N. Cangemi
Director

Gregory [illegible] Trimboli
Chief Financial Officer

State of New York
County of New York ss:

Subscribed and sworn before me this 15th day of February A.D, 2002.

Notary Public

My Commission expires December 8, 2005 County of Richmond

State of New York

LINDA MACCARDY
Notary Public, State of New York
No. 01MA5089001
Qualified in Richmond County
Commission Expires December 8, 2005

Francis P. Maglio & Co., Inc.
Member New York Stock Exchange, Inc.
20 BROAD STREET • NEW YORK, NY 10005

February 15, 2002

I, Joseph N. Cangemi, as a Director of Francis P. Maglio & Co., Inc., attest that pursuant to Rule 418.15 of The New York Stock Exchange, Inc. that the accompanying financial statements, schedules and operational reports have been made available to all members and allied members as of December 31, 2001, of this organization.

Joseph N. Cangemi
Director

Gregory J. Trimboli
Chief Financial Officer

FRANCIS P. MAGLIO & CO., INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

FRANCIS P. MAGLIO & CO., INC.

CONTENTS

SUPPLEMENTARY INFORMATION

C & B

CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: CBCPAS@AOL.COM

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Francis P. Maglio & Co., Inc.
20 Broad Street
New York, New York 10005

We have audited the accompanying statement of financial condition of Francis P. Maglio & Co., Inc. as of December 31, 2001, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Francis P. Maglio & Co., Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Caputo + Boncardo, CPAs P.C.

Caputo & Boncardo, CPAs P.C.

Rye Brook, New York
February 15, 2002

FRANCIS P. MAGLIO & CO., INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

ASSETS:	
Cash and cash equivalents (Note 2(D))	$ 572,834
Short term investments (Note 8)	1,174,355
Receivable from brokers or dealers - clearance	653,291
Receivable from brokers or dealers - other	240,924
Receivable from non-customers	5,527
Membership in exchanges	
Owned at cost (Note 4)	630,500
Contributed for the use of the Company at market value (Notes 2 (C) and 4)	6,600,000
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $161,826 (Note 2 (A))	289,200
Prepaid expenses	61,781
TOTAL ASSETS	$10,228,412

See independent auditors' report and notes to financial statements.

FRANCIS P. MAGLIO & CO., INC.
STATEMENT OF FINANCIAL CONDITION - **Continued**
AS OF DECEMBER 31, 2001

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 512,452
Payable to brokers	4,256
Total Current Liabilities	516,708
LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS:	
Contributed N.Y.S.E. Seats (Notes 2(C)and 4)	6,600,000
Total liabilities	7,116,708
COMMITMENTS AND CONTINGENCIES (Note 3)	
SHAREHOLDERS' EQUITY:	
Common stock - $.01 par value 2,000,000 shares authorized; 1,500,001 shares issued and outstanding	15,000
Additional paid-in capital	625,000
Retained earnings	2,521,740
Net unrealized loss on short-term investments (Note 8)	(50,036)
Total shareholders' equity	3,111,704
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$10,228,412

See independent auditors' report and notes to financial statements.

FRANCIS P. MAGLIO & CO., INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$12,400,143
Net dealer inventory and investment gains	(150,386)
Interest and dividend income	85,154
Other income	6,100
Total revenues	12,341,011
EXPENSES:	
Employee compensation and benefits	8,144,914
Commissions, floor brokerage, and floor expenses	1,151,661
N.Y.S.E. seat leases	1,444,177
Communications	132,760
Occupancy	146,268
Taxes, other than income taxes	215,410
Other operating expenses	613,930
Total expenses	11,849,120
Income before income taxes	491,891
INCOME TAXES (Note 6)	102,026
NET INCOME	389,865
RETAINED EARNINGS - JANUARY 1, 2001	2,131,875
RETAINED EARNINGS - DECEMBER 31, 2001	$2,521,740

See independent auditors' report and notes to financial statements.

FRANCIS P. MAGLIO & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 389,865
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 17,982	
Changes in assets and liabilities:		
Change in receivable from brokers or dealers	(772,850)	
Change in receivable from non-customers	(5,526)	
Change in prepaid expenses	(18,138)	
Change in payable to brokers	(4,168)	
Change in accounts payable and accrued liabilities	(295,046)	
Total adjustments		(1,077,746)
Net cash provided by (used in) operating activities		(687,881)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Change in short term investments	174,950	
Purchase of furniture, fixtures and and leasehold improvements	(278,595)	
Change in net unrealized loss on short term investments	(34,839)	
Change in market value of membership in exchanges contributed for the use of the company	(1,500,000)	
Net cash provided by (used in) investing activities		(1,638,484)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Change in market value of contributed N.Y.S.E. Seats	1,500,000	
Net cash provided by (used in) financing activities		1,500,000
Net change in cash		(826,365)
CASH AND CASH EQUIVALENTS - JANUARY 1, 2001		1,399,199
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2001		$ 572,834
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:		
Cash paid during the year for interest		$ -
Cash paid during the year for income taxes		$ 124,765

See independent auditors' report and notes to financial statements.

FRANCIS P. MAGLIO & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

Francis P. Maglio & Co., Inc. was incorporated in 1983 pursuant to the laws of the State of Delaware. The Company is a member of the New York Stock Exchange and the NASD, conducting brokerage services. The firm maintains no inventory of securities and executes trades purely in an agency capacity.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(A) Property and equipment are carried at cost. Expenditures for maintenance and repairs are charged to income as incurred, and expenditures for major renewals or replacements are capitalized. Depreciation is provided over the useful lives of the assets, generally by the straight-line method of depreciation. Property or equipment retired or sold are removed from the property accounts, with gains or losses on disposal included in income.

(B) Income and expenses are reported in accordance with the accrual method of accounting; purchases and sales of securities and related income and expenses are recorded on a settlement date basis.

(C) Certain seats on the New York Stock Exchange have been contributed by shareholders for the use of the Company and are shown at current market value of $2,200,000. The related liability therefore is included in liabilities subordinated to general creditors.

(D) For the purposes of the statement of cash flows, the company considers cash in banks and on hand to be cash equivalents.

(E) Preparation of financial statements in conformity with generally accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 -COMMITMENTS AND CONTINGENCIES

Office Lease:
The Company entered into a lease on February 4, 1992 for office space. The lease term was extended through December 31, 2003. Future minimum lease payments over the term of the lease are $125,740 in 2002 and $129,847 in 2003.

Seat Leases:
The Company entered into a lease on June 5, 2001 for an additional seat on the New York Stock Exchange. The lease term is through June 30, 2002 at a rate of $26,667 per month. Future minimum lease payments are $160,000 for 2002.

<u>Seat Leases</u>: **(Continued)**
On April 26, 2001, the Company entered into a lease for a seat on the New York Stock Exchange. The lease is for a one year term through April 30, 2002 at a rate of $29,167. Future minimum payments are $116,668 for 2002.

NOTE 4 - MEMBERSHIPS IN EXCHANGES

The company through its shareholders, owns one seat on the New York Stock Exchange and one seat on the Boston Stock Exchange. The purchase price of these seats were $625,000 and $5,500 respectively.

An additional three seats on the New York Stock Exchange are contributed by shareholders of the company. The market value of each seat at December 31, 2001 was $2,200,000, totaling $6,600,000. These seats are leased to the Company by the shareholders at an annual rate of $960,000 per year renewable on a year-to-year basis.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2001, the Company had net capital of $2,025,716,in excess of its aggregate indebtedness of $982,929. This was in excess of its required net capital of $100,000. The Company's net capital ratio is 25.51%.

NOTE 6 - INCOME TAXES

The company has elected to be treated as an "S" Corporation for Federal and New York State tax purposes. Thus, income is taxed to the shareholders of the company. Taxes have been accrued for New York City which does not recognize "S" corporations.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business the Company is not involved in the execution, settlement and financing of various customer securities and commodities transactions. The Company maintains its cash in bank deposit accounts at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2001, the Company exceeded the insured limit by approximately $472,834.

NOTE 8 - SHORT TERM INVESTMENTS

The Company's short term investments consists of stocks, mutual funds, and money market accounts that have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determinations at each balance sheet date.

The Company has classified these securities as "available for sale" and accordingly, carries the securities at fair value, with unrealized gains and losses, reported as a separate component within the stockholders' equity section of the combined balance sheets. Realized gains and losses on all marketable securities are determined by specific identification and are charged or credited to current earnings.

NOTE 9- DEFINED CONTRIBUTION PROFIT SHARING PLAN

The Company maintains a profit sharing plan for all full-time employees after they have completed their first full year of employment. Participants become fully vested after five years. Contributions are made at the discretion of management at December 31 of each year. Contributions for the year ended December 31, 2001 were $625,000.

SUPPLEMENTARY INFORMATION

C & B

CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: CBCPAS@AOL.COM

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Board of Directors
Francis P. Maglio & Co., Inc.
20 Broad Street
New York, New York 10005

We have audited the accompanying financial statements of Francis P. Maglio & Co., Inc. as of and for the year ended December 31, 2001, and have issued our report thereon, dated February 15, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules of subordinated liabilities and equity and capital computation pursuant to SEC Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caputo & Boncardo CPAs P.C.

Caputo & Boncardo, CPAs P.C.

Rye Brook, New York
February 15, 2002

Members of New York State Society and American Institute of Certified Public Accountants

FRANCIS P. MAGLIO CO., INC.

SCHEDULE OF SUBORDINATED LIABILITIES AND EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Subordinated Liabilities	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Loss on Short-Term Investments
BALANCE - JANUARY 1, 2001	$ 5,100,000	$ 15,000	$ 625,000	$2,131,875	$(15,198)
Net income				389,865	
Unrealized loss on short-term investments					(34,838)
Increase in fair market value of contributed New York Stock Exchange Seats	1,500,000				
BALANCE - DECEMBER 31, 2001	$ 6,600,000	$ 15,000	$ 625,000	$2,521,740	$(50,036)

See independent auditors' report on supplemental information and notes to financial statements.

FRANCIS P. MAGLIO & CO., INC.

SCHEDULE OF CAPITAL COMPUTATION PURSUANT TO SEC RULE 15c3-1

AS OF DECEMBER 31, 2001

ASSETS:	Allowable	Non-Allowable	Total
Short term investments	$1,174,355	$ -	$ 1,174,355
Cash	571,386	1,448	572,834
Receivable from brokers or dealers	894,215	-	894,215
Receivable from non-customers	5,527	-	5,527
Membership in exchanges - Owned at cost	-	630,500	630,500
Memberships in exchanges contributed for use of the company at market value	-	6,600,000	6,600,000
Furniture, equipment and leasehold - net	-	289,200	289,200
Other assets	-	61,781	61,781
TOTAL ASSETS	$2,645,483	$7,582,929	$10,228,412

	Aggregate Indebtedness Liabilities	Non-Aggregate Indebtedness Liabilities	Total
LIABILITIES:			
Payable to brokers	$ 4,256	$ -	$ 4,256
Accounts payable and accrued liabilities	512,452	-	512,452
Memberships in exchanges contributed for use of the Company at market value	-	6,600,000	6,600,000
TOTAL	$ 516,708	$6,600,000	7,116,708
CAPITAL STOCK			15,000
ADDITIONAL PAID-IN CAPITAL			625,000
RETAINED EARNINGS			2,521,740
NET UNREALIZED LOSS ON SHORT-TERM INVESTMENTS			(50,036)
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY			$10,228,412

See independent auditors' report on supplemental information and notes to financial statements.

FRANCIS P. MAGLIO & CO., INC.
SCHEDULE OF CAPITAL COMPUTATION PURSUANT TO SEC RULE 15c3-1 - **Continued**
AS OF DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

TOTAL OWNERSHIP EQUITY	$3,111,704
EQUITY SUBORDINATION - allowable in computation	-
Total capital and allowable subordinated liabilities	3,111,704
Less: Non-allowable assets - net of seats contributed for use by the company	982,929
NET CAPITAL BEFORE HAIRCUTS	2,128,775
Less: Haircuts - Debt securities	42,000
Other securities	47,475
Undue concentration	13,584
Total haircuts	103,059
NET CAPITAL	$2,025,716
AGGREGATE INDEBTEDNESS	$ 516,708
PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	25.51%
MINIMUM NET CAPITAL REQUIREMENT	$ 100,000
EXCESS NET CAPITAL	$1,925,716
EXCESS NET CAPITAL AT 1000%	$1,905,716

See independent auditors' report on supplemental information and notes to financial statements.

FRANCIS P. MAGLIO & CO., INC.

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
(INCLUDED IN PART II OF FORM X-17A-5)

AS OF DECEMBER 31, 2001

NET CAPITAL, AS REPORTED IN COMPANY'S PART I.A. (UNAUDITED) FOCUS REPORT	$2,015,716
NET AUDIT ADJUSTMENTS	10,000
NET CAPITAL PER PAGE 11	$2,025,716
EXCESS NET CAPITAL, AS REPORTED IN COMPANY'S PART I.A. (UNAUDITED) FOCUS REPORT	$1,915,716
NET AUDIT ADJUSTMENTS	10,000
NET EXCESS NET CAPITAL PER PAGE 11	$1,925,716
EXCESS NET CAPITAL AT 1000%, AS REPORTED IN COMPANY'S PART I.A. (UNAUDITED) FOCUS REPORT	$1,895,716
NET AUDIT ADJUSTMENTS	10,000
NET EXCESS NET CAPITAL AT 1000% PER PAGE 11	$1,905,716

See independent auditors' report on supplemental information and notes to financial statements.

FRANCIS P. MAGLIO & CO., INC.

NOTE TO SUPPLEMENTAL INFORMATION

DECEMBER 31, 2001

The Company is exempt from SEC Rule 15C-3-3 and clears all of the firm's transactions on a fully disclosed basis through Investec Ernst & Company, One Battery Park Plaza, New York, New York 10004.

C & B

CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: CBCPAS@AOL.COM

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

Board of Directors
Francis P. Maglio & Co., Inc.
20 Broad Street
New York, NY 10005

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Francis P. Maglio & Co., Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Caputo & Boncardo CPAs P.C.

Caputo & Boncardo, CPAs, P.C.
Rye Brook, New York
February 15, 2002